# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000
Date of event which requires filing of this statement: 10/24/2025
Filed by CIK 0002090122
Persons authorized to receive notices and communications: Ignacio Rubio, Agriculture Investment Group Limited, Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110, 598-2706-8323

## Reporting persons
- Agriculture Investment Group Corp. (CIK 0002090122): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 10,694,669; sole dispositive power 0; shared dispositive power 10,694,669; aggregate amount beneficially owned 10,694,669 (17.05% of the class)
  Comment: Agriculture Investment Group Corp., a company incorporated under the laws of the British Virgin Islands ("AIGC"), owns 100 percent of the outstanding equity securities of Granosur Holding Limited ("Granosur"). As a result, AIGC may be deemed to be the ultimate beneficial owner of the Ordinary Shares of the Issuer (the "Shares") held directly by Granosur.
  
  The number of shares in rows 8, 10 and 11 consists of 4,894,669 Shares held by AIGC, and 5,800,000 Shares held by Granosur.
  
  The percentage set forth in Row 13 is calculated based on 62,712,602 Shares outstanding as of March 31, 2025, as reported in the Issuer's current report on Form 6-K filed with the United States Securities and Exchange Commission (the "Commission") on June 20, 2025.
- Granosur Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 5,800,000; sole dispositive power 0; shared dispositive power 5,800,000; aggregate amount beneficially owned 5,800,000 (9.25% of the class)
  Comment: AIGC owns 100 percent of the outstanding equity securities of Granosur. As a result, AIGC may be deemed to be the ultimate beneficial owner of the Shares of the Issuer held directly by Granosur.
  
  The percentage set forth in Row 13 is calculated based on 62,712,602 Shares outstanding as of March 31, 2025, as reported in the Issuer's current report on Form 6-K filed with the Commission on June 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000

## Item 2. Identity and Background
Name of person filing: This Statement on Schedule 13D (this "Schedule 13D") is filed by Agriculture Investment Group Corp. ("AIGC") and Granosur Holding Limited ("Granosur", and collectively, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
AIGC is a company incorporated under the laws of the British Virgin Islands.

Granosur is a company incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Schedule 13D is being filed to report an increase in the number of Ordinary Shares, $0.0001 par value of Bioceres Crop Solutions Corp. (the "Shares") beneficially owned by the Reporting Persons, as a result of the settlement of a loan provided by Granosur to Bioceres Group PLC ("Bioceres Group"). Bioceres Group settled its outstanding obligations to Granosur through payment-in-kind made in Shares of the Issuer (the "Transaction"). In connection with the Transaction, Granosur received 5,800,000 Shares. As a result of the foregoing, the number of Shares beneficially owned by the Reporting Persons increased to 10,694,669.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Transaction was to settle the loan provided by Granosur to Bioceres Group. As part of the Transaction, the Reporting Persons received the ability to designate one nominee to the Issuer's Board of Directors.

Except as described in Item 4 to this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and is dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: AIGC beneficially owns 10,694,669 Shares, or 17.05%. Granosur beneficially owns 5,800,000 Shares, or 9.25%.
Number of shares as to which each person has sole or shared power to vote or dispose: AIGC: 10,694,669 Shares. Granosur: 5,800,000 Shares.
Transactions in the class effected during the past sixty days:
On September 26, 2025, AIGC received 2,401,020 Shares of the Issuer as payment-in-kind made in Shares in settlement of outstanding loans provided by AIGC to Bioceres LLC.

On October 10, 2025, AIGC purchased an aggregate of 120,000 Shares for an approximate total purchase price of $190,596.

On October 13, 2025, AIGC purchased an aggregate of 57,135 Shares for an approximate total purchase price of $82,040.

On October 14, 2025, AIGC purchased an aggregate of 132,197 Shares for an approximate total purchase price of $195,625.

On October 15, 2025, AIGC purchased an aggregate of 582,496 Shares for an approximate total purchase price of $1,076,919.

On October 16, 2025, AIGC purchased an aggregate of 355,684 Shares for an approximate total purchase price of $680,886.

On October 17, 2025, AIGC purchased an aggregate of 218,742 Shares for an approximate total purchase price of $419,569.

On October 20, 2025, AIGC purchased an aggregate of 106,000 Shares for an approximate total purchase price of $181,393.

On October 21, 2025, AIGC purchased an aggregate of 118,800 Shares for an approximate total purchase price of $203,297.

On October 22, 2025, AIGC purchased an aggregate of 420,490 Shares for an approximate total purchase price of $838,289.

On October 23, 2025, AIGC purchased an aggregate of 170,491 Shares for an approximate total purchase price of $345,994.

On October 24, 2025, AIGC purchased an aggregate of 73,809 Shares for an approximate total purchase price of $138,628.

Except as disclosed in this Schedule 13D, no transactions in the Shares or securities convertible into, exercisable for, or exchangeable for Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Agriculture Investment Group Corp.: /s/ Ignacio Rubio, Ignacio Rubio/CEO (10/29/2025)
- Granosur Holding Limited: /s/ Ignacio Rubio, Ignacio Rubio/Director (10/29/2025)